Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
July 25, 2011
Sterlite Industries (India) Limited
Unaudited Consolidated Results for the
First Quarter Ended 30 June 2011
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the first quarter (“Q1”) ended 30 June 2011.
Highlights for the Quarter
Operational Performance
■	Refined Zinc production up 17% at 193,000 tonnes at Zinc — India operations

■	Commissioning commenced at 100,000 tpa Dariba Lead smelter which will take HZL’s total Zinc —Lead capacity to 1,064 ktpa

■	Refined silver production up 8% at 47,000 kgs

■	Strong operating performance with 12% higher metal equivalent production at Zinc — International
Financial performance
■	Revenues up 66% at 9,824 crore

■	Attributable PAT up 64% at 1,640 crore, 317 crore contributed by Zinc International business

■	Strong balance sheet with cash and liquid investments of 22,933 crore
Financial Highlights

(In crore, except as stated)
	Quarter ended			Year Ended
Particulars	30 June		Change	31 March
	2011	2010	%	2011
Net Sales/Income from operations	9,824	5,925	65.8	30,248
Profit before interest, depreciation & taxes	3,600	2,175	65.5	10,530
Interest	174	127		309
Depreciation	420	217		1,030
Taxes	614	368		1,811
Profit After Taxes	2,388	1,462	63.3	7,322
Minority Interest	642	376		1,995
Share in Profit/(Loss) of Associate	(106)	(78)		(285)
Attributable PAT after exceptional item	1,640	1,008	62.7	5,043
Earnings per Share (EPS) ( /share)*	4.9	3.0	63.3	15.0

*	Not Annualised

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 2 of 8

Zinc India Business

	Quarter ended			Year Ended
Particulars	30 June		Change	31 March
	2011	2010	%	2011
Production (in Kt, except for silver)
Mined Metal*	188	182	4.0	840
Refined Metal — Zinc	193	165	17.0	712
Refined Metal — Lead*(1)	16	15	6.6	63
Silver (in 000’s Kgs) (2)	47	43	8.0	179

Financials
Revenue ( Cr)	2,784	1,928	44.4	9,844
EBITDA ( Cr)	1,554	1,000	55.3	5,556
CoP with Royalty ($/MT)	1,063	1,019		990
Zinc LME ($/MT)	2,250	2,018		2,185

*	Zinc and Lead Production and Financial data pertain to HZL only

(1)	Including captive consumption of 1,391 tonnes in Q1 FY2012 vs. 1,166 tonnes in Q1 FY2011 .

(2)	Including captive consumption of 7,196 Kgs. in Q1 FY2012 vs. 6,133 Kgs. in Q1 FY2011 .
Mined metal production was 4.0% higher at 188,000 tonnes in Q1, compared with the corresponding prior quarter. Higher contributions from Sindesar Khurd mine was partially offset by the volume loss due to unplanned maintenance shutdown of the primary crusher at the Rampura Agucha mine. Rampura Agucha was back on line during the quarter and the shortfall in production volume is expected to be recovered during the year.
Refined Zinc production was 17.0% higher at 193,000 tonnes in Q1. This was primarily on account of enhanced contribution from the 210,000 tpa Dariba Hydro smelter commissioned in March 2010, now operating at full capacity.
Refined Lead production during the quarter was 16,000 tonnes, 6.6% higher compared with the corresponding prior period.
Refined Silver production was 8.0% higher at 47,000 kg in Q1 due to increase in mined ore from the ramp up of silver rich Sindesar Khurd mine.
Sales during Q1 were augmented by sale of surplus lead concentrate of 10,086 dry metric tonnes, including 17,031 kg of payable Silver.
EBITDA for Q1 was 1,554 crore, an increase of 55.3% compared with the corresponding prior quarter.
Realization from refined Silver during the quarter was Rs. 228 Crore, compared to Rs. 101 Crore in the corresponding prior quarter. Realization from sale of surplus Lead concentrate during the quarter was Rs. 139 Crore. This includes realization of Rs. 81 Crore from payable Silver content in Lead concentrate.
The cost of production of Zinc metal (ex-royalty) was Rs.39,100 per MT ($874) during Q1. The positive impact of operational efficiencies was more than offset by the impact of volume loss at Rampura Agucha and higher energy costs, specifically the cost of coal and petroleum products.
During Q1, average Zinc and Lead LME prices were $2,250 per tonne and $2,550 per tonne respectively, compared with $2,018 per tonne and $1,944 per tonne, in the corresponding prior quarter.
The average Silver Cash Settlement Price as per London Bullion Market Association increased to $38.0/oz in Q1 from $18.3/oz in the corresponding prior quarter.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 3 of 8

Expansion Projects
The commissioning of the 100,000 tpa Lead smelter at Dariba has commenced, and we are targeting production of saleable Lead metal by mid Q2 FY2011-12. The new silver refinery will commence silver production by the end of Q2 FY2011-12.
The expansion in wind power generation capacity to 273MW is progressing well and is on schedule for completion by Q2 FY2011-12.
Zinc International Business

	Quarter ended	Quarter ended
Particulars	30 June	31 March
	2011	2011
Production (Kt)
Mined Metal Content (MIC)	80	44
Refined Metal content	39	36
Total	119	80

Financials
Revenue ( Cr)	1,060	842
EBITDA ( Cr)	517	439
CoP — ($ per MT)	1,189	1,200
Zinc LME ($/MT)	2,250	2,018
Figures for the Quarter ended 31 March 2011 are from the date of acquisition of the respective assets
The total equivalent metal production was 12% higher at 119,000 tonnes in Q1, compared with 106,000 tonnes in the corresponding prior quarter (pre-acquisition period) due to higher utilisation rates. This comprised mined metal of 80,000 tonnes (MIC) at BMM and Lisheen, and refined zinc metal of 39,000 tonnes at Skorpion.
During Q1, revenue and EBITDA at our Zinc — International business were Rs 1,060 Crore and Rs 517 crore respectively.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 4 of 8

Copper Business

	Quarter ended			Year Ended 31
Particulars	30 June		Change	March
	2011	2010	%	2011
Production (Kt)
Mined Metal Content	6	7	0.1	23
Cathodes	74	77	(3.5)	304

Financials
Revenue ( Cr)	4,631	3,092	49.9	15,655
EBITDA ( Cr)	331	260	27.2	1,043
Net CoP — cathode (¢/ lb)	(2.9)	6.9		4.0
Tc/Rc (¢ / lb)	13.9	13.5		11.9
LME ($/MT)	9,125	7,013		8,138
Copper cathode production at the Tuticorin smelter was 74,000 tonnes in Q1, lower than the corresponding prior quarter, primarily due to lower concentrate grade and reduced plant availability on account of unscheduled maintenance shutdowns. Mined metal production at our Australian mines was 6,000 tonnes in Q1.
In Q1, net cost of production was (2.9) c/lb compared with 6.9 c/lb in the corresponding prior period. The decrease in net cost of production is primarily on account of higher by-product credits and improved metal recovery credit.
EBITDA for Q1 was 27.2% higher at 331 crore, compared with 260 crore in the corresponding prior quarter. The increase in profitability was primarily on account of higher copper prices and significantly higher realization of by-product credits. TC/RC was marginally higher at 13.9 c/lb.
As directed by the Supreme Court, National Environmental Engineering Research Institute (NEERI) inspected the Tuticorin smelter and has submitted its report. The next hearing is scheduled on 10 August 2011.
Expansion Projects
The construction of the captive power plant at Tuticorin is in progress and the first unit is scheduled for commissioning in Q4 FY2011-12. The 400 ktpa copper smelter expansion project at Tuticorin, is awaiting consent from the State Pollution Control Board.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 5 of 8

Aluminium Business (BALCO)

	Quarter ended			Year Ended
Particulars	30 June		Change	31 March
	2011	2010	%	2011
Production (Kt)
Aluminium	61	63	(3.5)	255
Financials
Revenue ( Cr)	757	666	13.6	3,024
EBITDA ( Cr)	191	84	126.0	616
CoP ($/MT)	1,981	1,813		1,784
LME ($/MT)	2,600	2,092		2,257
The BALCO aluminium smelter continues to operate at its rated capacity and the aluminium production was 61,000 tonnes during the quarter.
EBITDA for Q1 was 191 crore compared with 84 crore in the corresponding prior quarter due to higher LME Aluminium prices.
During Q1, Aluminium Cost of production was 88,642 per tonne ($1,981 per tonne) compared with 82,818 per tonne ($1,813 per tonne) in the corresponding prior quarter. The increase in COP was on account of increase in Alumina and coal cost.
During Q1 average aluminium LME increased to $2,600 per tonne compared with $2,092 per tonne in the corresponding prior quarter.
Expansion Project
Work at the BALCO 1,200MW (4x300MW) captive thermal power plant project at Korba is progressing as planned, and we expect the first unit to commence power generation by Q2 FY2011-12.
Work at the 325 kt aluminium smelter project at Korba is progressing well, and we target first metal tapping in Q4 FY2011-12.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 6 of 8

Investment in Associate — Vedanta Aluminium Limited

	Quarter ended			Year Ended
Particulars	30 June		Change	31 March
	2011	2010	%	2011
Alumina (Mt)	224	204	9.5	706
Aluminium (Mt)	112	77	45.8	385
Financials
Revenue ( Cr)	1,498	823	82.1	4,621
EBITDA ( Cr)	211	140	50.5	715
Alumina COP ($/MT)	347	317		326
Aluminium COP ($/MT)	2,344	1,895		2,008
PAT (/ Cr)	(360)	(266)		(966)
SIIL Share (/Cr)	(106)	(78)		(285)
During Q1, Lanjigarh alumina refinery produced 224,000 tonnes of calcined alumina compared with 204,000 tonnes in the corresponding prior quarter, using bauxite from both BALCO and third party purchases.
Aluminium production at Jharsuguda was 112,000 tonnes compared with 77,000 tonnes in the corresponding prior quarter.
The cost of production at VAL was $2,344/ tonne in Q1 compared with $1,895/tonne mainly on account of higher Alumina prices and increase in coal costs.
Due to a power outage at the Jharsuguda 500kt smelter in June 2011, around 170 pots were impacted, remedial work is in progress. Production is expected to be lower in Q2 and Q3 FY2011-12 and the smelter is expected to return to normal operations by the end of Q3 FY2011-12.
Losses in VAL for Q1 2012 is higher at 360 Crore as compared to the corresponding prior quarter due to higher interest cost and depreciation.
Status of Investment in Associate Company as on 30 June 2011

Investment In VAL (Rs. In Crore)	Sterlite	Vedanta	External	Total
Equity	576	1,378	NA	1,954
Quasi Equity / Debt	8,939	4,097	15,128	28,164
Total funding	9,515	5,475	15,128	30,118

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 7 of 8

Energy Business

				Year Ended
Particulars	Quarter ended 30 June		Change	31 March
	2011	2010	%	2011
Merchant sales (Mn units)
SEL	1,123	—		210
Balco 270 MW	424	412	2.9	1,624
WPP	105	68	54.4	201
Total	1,652	480		2,035
Financials
Revenue ( Cr)	592	239	147.4	728
EBITDA ( Cr)	166	138	20.2	335
CoP (/ unit)	2.6	1.6	53.4	1.8
Net Realisation (/unit)	3.6	4.9	(28.7)	3.4

*	Non SEL includes sales from Balco 270 MW and WPP
Power sales were 1,652 million units during the quarter, significantly higher compared with 480 million units in the corresponding prior quarter. Higher power sales was mainly on account of sales from two 600 MW units of the 2,400 MW Jharsuguda power plant, including 140 million units generated under trial run in April. The second unit was capitalized in May 2011.
Average Power sales realisation during the quarter dropped due to lower demand by utility companies and addition in new power generating capacity as compared to corresponding prior quarter.
EBITDA for the same period was 166 crore compared with Rs 138 crore in the corresponding prior quarter.
Expansion Projects
Work on remaining two 600 MW units at the 2,400 MW Jharsuguda power plant is progressing well and the units are expected to be synchronized in Q3 and Q4 of FY2011-12, respectively.
Work at the 2,640 MW power project at Talwandi Sabo is progressing as scheduled with the first unit targeting synchronization by Q4 FY2012-13. Piling has been completed and the construction of boiler foundation, coal handling plant, switchyard and other areas is in progress.
Depreciation
Depreciation cost for the quarter is higher at 420 crore as compared to 217 crore during the corresponding prior quarter due to capitalisation at Dariba complex of Zinc — India operations, capitalization of two units of 600 MW at SEL, Jharsuguda. Depreciation & Amortisation cost of Rs 137 crore has been charged during the quarter on the assets of our Zinc International business.
Income Tax
Effective tax rate remains flat at 20% for the current quarter as compared to the corresponding prior quarter.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2011	Page 8 of 8

Cash, Cash Equivalents and liquid investments
Company follows a conservative Investment Policy and invests in high quality Debt instruments in the form of mutual funds and fixed deposit with banks. As at 30 June 2011, the Company had cash and cash equivalents of 22,933 crore, out of which 13,115 crore was invested in debt mutual funds and 9,818 crore was in fixed deposits and the balance with Banks.
For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President — Investor Relations	Tel: +91 22 6646 1531

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.